Switchback Energy Acquisition Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Purnell

Re:	Switchback Energy Acquisition Corporation
Registration Statement on Form S-4, as amended
Filed October 19, 2020
File No. 333-249549

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Switchback Energy Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 8, 2021, or as soon as thereafter practicable.

Very truly yours,

Switchback Energy Acquisition Corporation

/s/ Jim Mutrie
Jim Mutrie
Chief Commercial Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Rex S. Jackson, ChargePoint, Inc.
David T. Young, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Michael J. Aiello, Weil, Gotshal & Manges LLP